Exhibit 12(c)
PPL ELECTRIC UTILITIES CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
PREFERRED STOCK DIVIDENDS
(Millions of Dollars)

	2014	2013	2012	2011	2010
Earnings, as defined:
Income Before Income Taxes	$423	$317	$204	$257	$192

Total fixed charges as below	131	117	107	105	102

Total earnings	$554	$434	$311	$362	$294

Fixed charges, as defined:
Interest charges (a)	$127	$113	$104	$102	$101
Estimated interest component of operating rentals	4	4	3	3	1

Total fixed charges (b)	$131	$117	$107	$105	$102

Ratio of earnings to fixed charges	4.2	3.7	2.9	3.4	2.9

Preferred stock dividend requirements on a pre-tax
basis			$6	$21	$23
Fixed charges, as above	$131	$117	107	105	102

Total fixed charges and preferred stock dividends	$131	$117	$113	$126	$125

Ratio of earnings to combined fixed charges and
preferred stock dividends	4.2	3.7	2.8	2.9	2.4

(a)	Includes interest on long-term and short-term debt, as well as amortization of debt discount, expense and premium - net.
(b)	Interest on unrecognized tax benefits is not included in fixed charges.

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